Direct Digital Holdings, Inc.
1177 West Loop South, Suite 1310
Houston, Texas 77027

VIA EDGAR

May 26, 2026

Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549

Re:    Direct Digital Holdings, Inc.
Registration Statement on Form S-1
File No. 333-295414
    Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Direct Digital Holdings, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission accelerate the effective date of the above-referenced Registration Statement on Form S-1, as amended (the “Registration Statement”) so that the Registration Statement will be declared effective as of 4:05 p.m. Eastern time on May 27, 2026, or as soon as practicable thereafter. The Company hereby authorizes Stephen Older and Andrew Terjesen, both of whom are attorneys at the Company’s outside legal counsel, McGuireWoods LLP, to orally modify or withdraw this request for acceleration.

Once the Registration Statement has been declared effective, please orally confirm that event with Mr. Older at (212) 548-2122, or in his absence, Mr. Terjesen at (919) 835-5977.

Thank you for your assistance in this matter.

                                     Very truly yours,

                                     Direct Digital Holdings, Inc.

                                     /s/ DIANA P. DIAZ
                             Name: Diana P. Diaz
                             Title: Chief Financial Officer

cc (via email): Stephen Older and Andrew Terjesen, McGuireWoods LLP